SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (NAME OF ISSUER)

                       Ordinary Shares, Par Value NIS 0.10
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                         (Title of Class of Securities)

                                   M6778Q 10 5
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                                 (CUSIP Number)

                                  Yoav Doppelt
 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
                                 972-3-745-6000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 18, 2009
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Ofer Hi-Tech Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        69,987,719 (1)
 NUMBER OF         -------------------------------------------------------------
   SHARES          8.   Shared Voting Power
BENEFICIALLY            12,960,777 (2)
  OWNED BY         -------------------------------------------------------------
    EACH           9.   Sole Dispositive Power
 REPORTING              69,987,719 (1)
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,280,811 (3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     82,948,496 (1) (2)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     39.31%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes 8,250,793 Ordinary Shares underlying currently exercisable warrants. Also includes 2,038,925 Ordinary Shares that may be purchased by a third party through the exercise of an option granted thereto by the Reporting Person. See Item 5.

(2) Represents (i) 8,218,311 Ordinary Shares, and 1,062,500 Ordinary Shares underlying currently exercisable warrants, all of which are held by the Reporting Person in trust for certain third parties and (ii) 3,679,966 Ordinary Shares with respect to which the Reporting Person has certain voting rights. See
Item 5.

(3) Represents 8,218,311 Ordinary Shares and 1,062,500 Ordinary Shares underlying currently exercisable warrants, all of which are held by the Reporting Person in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Ofer Holdings Group Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
 NUMBER OF         -------------------------------------------------------------
   SHARES          8.   Shared Voting Power
BENEFICIALLY            82,948,496 (1)
  OWNED BY         -------------------------------------------------------------
    EACH           9.   Sole Dispositive Power
 REPORTING              0
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        79,268,530 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     82,948,496 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     39.31%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes (i) 8,218,311 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, (ii) 9,313,293 Ordinary Shares underlying currently exercisable warrants, including 1,062,500 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, and (iii) 3,679,966 Ordinary Shares with respect to which Ofer Hi-Tech Investments Ltd. has certain voting rights. See Item 5.

(2) Includes (i) 8,218,311 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 9,313,293 Ordinary Shares underlying currently exercisable warrants, including 1,062,500 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Lynav Holdings Ltd
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        438,310
 NUMBER OF         -------------------------------------------------------------
   SHARES          8.   Shared Voting Power
BENEFICIALLY            82,948,496 (1)
  OWNED BY         -------------------------------------------------------------
    EACH           9.   Sole Dispositive Power
 REPORTING              438,310
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        79,268,530 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     83,386,806 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     39.52%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes (i) 8,218,311 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, (ii) 9,313,293 Ordinary Shares underlying currently exercisable warrants, including 1,062,500 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, and (iii) 3,679,966 Ordinary Shares, with respect to which Ofer Hi-Tech Investments Ltd. has certain voting rights. See Item 5.

(2) Includes (i) 8,218,311 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 9,313,293 Ordinary Shares underlying currently exercisable warrants, including 1,062,500 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 ("AMENDMENT NO. 2") to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the "ORIGINAL STATEMENT"), as amended by Amendment No. 1 filed on June 23, 2008 ("AMENDMENT NO. 1"), relates to the ordinary shares, par value NIS 0.10 per share ("ORDINARY SHARES") of Lumenis Ltd., an Israeli company (the "ISSUER"). The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

     This Amendment No. 2 is being filed by the Reporting Persons (as defined in Item 2 below) as a result of the issuance by the Issuer to Ofer Hi-Tech and Lynav Holdings (each, as defined in Item 2 below) of 10,413,275 and 65,245 additional Ordinary Shares, respectively (the "ADDITIONAL SHARES") pursuant to
Section 10.2 of that certain Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of September 30, 2006, by and among the Issuer, LM Partners L.P., Ofer (Ships Holding) Ltd. (together with LM Partners L.P., the "INVESTORS") and LM
(GP) L.P., as the Investors' representative. (1,223,347 of the Additional Shares issued to Ofer Hi-Tech are to be held in trust for certain third parties under the Trust Agreement (as defined in Item 6 below)). Under Section 10.2 of the Purchase Agreement, the Issuer was obligated to issue additional Ordinary Shares to the Investors in respect of all awards, judgments, losses, liabilities, damages, indemnities, costs and expenses related to certain investigations, litigations and proceedings involving the Issuer, including a certain class action lawsuit by the Issuer's shareholders and an SEC proceeding against the Issuer's former chief financial officer (collectively, the "PROCEEDINGS"). In light of the determination of certain Issuer expenses with respect to the Proceedings, the number of additional Ordinary Shares to be issued to the Investors with respect thereto has been determined and the Additional Shares have been issued to Ofer Hi-Tech and Lynav Holdings.

     Except as set forth in this Amendment No. 2, all information included in the Original Statement, as modified by Amendment No. 1, is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 2 is being filed by each of: (i) Ofer Hi-Tech Investments Ltd., an Israeli company ("OFER HI-TECH"), (ii) Ofer Holdings Group Ltd. ("OFER HOLDINGS"), an Israeli company and indirect parent company of Ofer Hi-Tech, and (iii) Lynav Holdings Ltd., an Israeli company ("LYNAV HOLDINGS") (collectively, the "REPORTING PERSONS").

     Ofer Holdings is held in equal shares by Orona Investments Ltd. (an Israeli company) and Lynav Holdings. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings is held 95% by CIBC Bank and Trust Company (Cayman) Ltd .-- as trustee of an irrevocable discretionary trust established in the Cayman Islands.

     Following the filing of Amendment No. 1 and prior to the filing of Amendment No. 2, L.Y.N. (Holdings) Ltd., which was among the reporting persons that reported their interests in the Ordinary Shares in the Original Statement and Amendment No. 1, transferred each of (i) its 50% interest in Ofer Holdings and (ii) the 373,065 Ordinary Shares that it held, to Lynav Holdings. As a result, L.Y.N. (Holdings) Ltd. has no remaining beneficial ownership of Ordinary Shares of the Issuer. Accordingly, Lynav Holdings has replaced L.Y.N. (Holdings) Ltd. as a Reporting Person in this Amendment No. 2.

     The following identity and background information is presented with respect to each of Ofer Hi-Tech, Ofer Holdings, Lynav Holdings and Orona Investments Ltd (collectively, the "REPORTING ENTITIES"):

(a) STATE OF ORGANIZATION: Israel.

(b) PRINCIPAL BUSINESS: Ofer Hi-Tech is an investment company which invests in, among others, technology companies. Each of Ofer Holdings, Orona Investments Ltd. and Lynav Holdings is a holding and investment company.

(c) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: 9 Andre Saharov St., Haifa 31905, Israel.

(d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following identity and background information is presented with respect to Udi Angel (the "REPORTING INDIVIDUAL"):

(b) BUSINESS ADDRESS: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c) PRESENT PRINCIPAL OCCUPATION: Business person.

(d) CRIMINAL PROCEEDINGS: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP: Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described in Item 1 above, the issuance of the Additional Shares to Ofer Hi-Tech and Lynav Holdings that is reported in this Amendment No. 2 was pursuant to an adjustment mechanism set forth in Section 10.2 of the Purchase Agreement, based on the final determination of the Issuer's expenses with respect to the Proceedings. There were no additional funds that were required to be expended by Ofer Hi-Tech, Lynav Holdings or any other Reporting Person (and hence no required financing of any such funds) as consideration to the Issuer for the issuance of the Additional Shares.

ITEM 4. PURPOSE OF TRANSACTION.

     Except as set forth herein, as of the filing of this Amendment No. 2, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including pursuant to the Purchase Agreement).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) Ofer Hi-Tech may be deemed to be the beneficial owner of an aggregate of 82,948,496 Ordinary Shares of the Issuer, representing approximately 39.31% of the issued and outstanding share capital of the Issuer. Such amount consists of: (v) 59,698,001 Ordinary Shares held by Ofer Hi-Tech directly for its own account, free and clear of any third party rights; (w) 8,250,793 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by Ofer Hi-Tech for its own account; (x) 2,038,925 Ordinary Shares held by Ofer Hi-Tech that are subject to the Option under the Voting/Option Agreement (as described in Item 6 below); (y) 8,218,311 Ordinary Shares and 1,062,500 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement (as described in Item 6 below); and (z) 3,679,966 Ordinary Shares held by Mr. Eli Azur and Mirkaei Tikshoret Ltd., with respect to which Ofer Hi-Tech has certain voting rights under the Voting/Option Agreement (as described in Item 6 below). Ofer Hi-Tech possesses sole voting and dispositive power with respect to all Ordinary Shares that it beneficially owns with the exception of (A) the 8,218,311 Ordinary Shares and 1,062,500 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement, under which it shares voting and dispositive power with third parties, and (B) the 3,679,966 Ordinary Shares held by Mr. Eli Azur and Mirkaei Tikshoret Ltd., with respect to which Ofer Hi-Tech has no dispositive power and merely shares voting power under the Voting/Option Agreement.

          (ii) Ofer Holdings may be deemed to be the beneficial owner of an aggregate of 82,948,496 Ordinary Shares of the Issuer, representing approximately 39.31% of the issued and outstanding share capital of the Issuer. Ofer Holdings does not hold any Ordinary Shares itself. Ofer Holdings merely shares voting power and dispositive power (by virtue of Ofer Holdings' serving as an indirect parent company of Ofer Hi-Tech) with respect to all Ordinary Shares for which Ofer Hi-Tech has sole or shared voting or dispositive power.

          (iii) Lynav Holdings may be deemed to be the beneficial owner of an aggregate of 83,386,806 Ordinary Shares of the Issuer, representing approximately 39.52% of the issued and outstanding share capital of the Issuer. Such amount consists of (x) 438,310 Ordinary Shares held by Lynav Holdings directly (for which it has sole voting and dispositive power) and
     (y) the 82,948,496 Ordinary Shares beneficially owned by Ofer Hi-Tech, with which Lynav Holdings shares voting and dispositive power by virtue of its indirect 50% ownership interest in Ofer Hi-Tech. Lynav Holdings disclaims beneficial ownership of all Ordinary Shares beneficially owned by Ofer Hi-Tech except to the extent of its pecuniary interest therein.

          (iv) Each of Orona Investments Ltd. and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Ordinary Shares held by Ofer Hi-Tech by virtue of their respective indirect ownership interest in Ofer Hi-Tech. Each of Orona Investments Ltd. and Mr. Udi Angel disclaims beneficial ownership of all such Ordinary Shares except to the extent of his or its (as appropriate) pecuniary interest therein.

     Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in the Original Statement, pursuant to a trust agreement dated as of September 30, 2006 by and between Ofer Hi-Tech and certain third parties (the "TRUST AGREEMENT"), Ofer Hi-Tech holds in trust for the benefit of such third parties an aggregate of 8,218,311 Ordinary Shares of the Issuer and warrants to purchase an aggregate of 1,062,500 additional Ordinary Shares of the Issuer. Pursuant to the Trust Agreement, Ofer Hi-Tech will vote and take all other actions with respect to such securities (including the sale thereof) in accordance with instructions from the third parties. In the absence of such instructions, Ofer Hi-Tech may vote and take all other actions with respect to such securities (including the sale thereof) as it sees fit in its sole and absolute discretion.

     As described in Amendment No. 1, pursuant to a voting and option agreement dated as of August 31, 2007 (the "VOTING/OPTION AGREEMENT") by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech, on the other hand, (i) Mr. Eli Azur and Mirkaei Tikshoret Ltd. agreed to vote all of the shares of the Issuer held by them (currently, 3,679,966 Ordinary Shares) in favor of or against any resolution proposed to be adopted at any meeting of the Issuer's shareholders (or pursuant to a written consent of the Issuer's shareholders) in the manner voted by Ofer Hi-Tech, and (ii) in consideration for the foregoing, Ofer Hi-Tech granted Mr. Azur and Mirkaei Tikshoret Ltd. an option (the "OPTION") to purchase up to 2,038,925 Ordinary Shares held by Ofer Hi-Tech at a price of $1.079 per Ordinary Share. The Voting/Option Agreement shall terminate upon the earliest of (a) immediately prior to consummation of a public offering of the Issuer's securities, (b) immediately prior to the closing of a merger of the Issuer, the sale of all or substantially all of the Ordinary Shares, any transaction that results in a change of control of the Issuer, the sale of all or substantially all of the Issuer's assets or the sale of a division of the Issuer, in each case for consideration of at least $30 million,
(c) immediately prior to the sale, assignment, transfer or disposal of all of the Ordinary Shares held by Ofer Hi-Tech, and (d) August 1, 2010.

     Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in
Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Trust Agreement dated September 30, 2006 by and among Ofer Hi-Tech Investments Ltd. and the beneficiaries thereunder (incorporated by reference to Exhibit 1 to the Original Statement, filed on July 10, 2007).

Exhibit 2 - Summary of material terms relating to loan extended to Ofer Hi-Tech Investments Ltd (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007).


Exhibit 3 - Voting and Option Agreement, dated as of August 31, 2007, by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech Investments Ltd., on the other hand (incorporated by reference to Exhibit 1 to Amendment No. 1, filed on June 23, 2008).

Exhibit 4 - Joint Filing Agreement (filed herewith)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

                                                   Ofer Hi-Tech Investments Ltd.

                                                   By: /s/ Yoav Doppelt
                                                   -----------------------------
                                                   Name: Yoav Doppelt

                                                   Ofer Holdings Group Ltd.

                                                   By: /s/ Eyal Wolfsthal
                                                   -----------------------------
                                                   Name: Eyal Wolfsthal

                                                   Lynav Holdings Ltd.

                                                   By: /s/ Abraham Anaby
                                                   -----------------------------
                                                   Name: Abraham Anaby

Dated: March 30, 2009